UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): March 27, 2026 (March 19, 2026)

MODERN MINING TECHNOLOGY CORP.
(Exact name of issuer as specified in its charter)

British Columbia, Canada	98-1755335
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

1500 – 1055 West Georgia Street Vancouver, British Columbia, Canada, V6E 4N7
(Full mailing address of principal executive offices)

604-418-3856
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Shares

Item 9. Other Events

On March 19, 2026, Modern Mining Technology Corp. (the “Company”) entered into a selling agency agreement (the “Selling Agency Agreement”) with Digital Offering, LLC (“Digital Offering”), in connection with the Company’s best efforts offering (the “Offering”) of up to 7,058,823 common shares of the Company, without par value (the “Shares”), to investors at a purchase price of $4.25 per Share pursuant to Regulation A through Digital Offering, acting on a best efforts basis only, in connection with such sales.

Under no circumstances will Digital Offering be obligated to underwrite or purchase any of the Shares for their own account or otherwise provide any financing.

Pursuant to the Selling Agency Agreement, the Company will pay to Digital Offering a cash commission equal to seven percent (7.0%) (the “Cash Fee”) of the gross offering proceeds received by the Company from the sale of the Shares, which shall be allocated by Digital Offering to Dealers (as defined in the Selling Agency Agreement) participating in the Offering, in its sole discretion.

In addition to the Cash Fee, the Company agrees to issue to Digital Offering (and/or its designees) a warrant (the “Selling Agent’s Warrant”) to purchase a number of Shares (such Shares being, the “Warrant Shares”) equal to 2.50% of the total number of Shares sold in the Offering, which shall be exercisable, in whole or in part, commencing on the issuance date and expiring on the five-year anniversary of the date of commencement of sales in the Offering, at an exercise price of $5.3125 per Warrant Share, which is equal to 125% of the purchase price of the Shares. The Selling Agent’s Warrant will provide for adjustment in the number and price of such warrants (and the underlying Warrant Shares) to prevent dilution in the event of a stock dividend, stock split or other reclassification of the common stock of the Company.

Furthermore, the Company has agreed to pay Digital Offering an accountable due diligence fee of $25,000, which has been paid to Digital Offering. This payment shall be reimbursed to the Company to the extent not actually incurred, in compliance with FINRA Rule 5110(g)(4)(a).

The foregoing description of the terms of the Selling Agency Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Selling Agency Agreement, which is included as Exhibit 1.1 to this Current Report on Form 1-U and is incorporated herein by reference.

Exhibit Index

Exhibit	Description

1.1	Selling Agency Agreement, dated March 19, 2026, between Modern Mining Technology Corp. and Digital Offering, LLC

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: March 27, 2026	MODERN MINING TECHNOLOGY CORP.

	By:	/s/ David Whitney
David Whitney
Chief Financial Officer

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